China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building
Fazhan Road to Sugian Gate Section
Jiangsu Province, China

March 13, 2013

Via EDGAR
Attn: Ms. Pamela Long, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Xuefeng Environmental Engineering Inc.
Form 10-Q for Fiscal Quarter Ended November 30, 2012
Filed January 14, 2013
Amendment No. 1 to Form 8-K
Filed January 10, 2013
Response dated February 15, 2013
File No. 333-175483

Dear Ms. Long,

We hereby submit the responses of China Xuefeng Environmental Engineering Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 1, 2013, to Mr. Li Yuan of the Company with regard to the above-referenced Quarter Report on Form 10-Q filed on January 14, 2013 and Current Report on Form 8-K filed on January 10, 2013 (the “Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 8-K, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

Amendment No. 1 to Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1.
We note your response to comment 1 in our letter dated January 23, 2013, which states that Mr. Liu received no consideration from the company. Please clarify whether he received any consideration from Inclusion or its shareholders or any other party, whether in the form of stock, cash or any other form, when he relinquished his 7,895,000 shares of the company in the reverse acquisition, and whether he retained any interest in the combined company after the closing of the transaction. If he received no consideration at all in connection with the transaction, and does not remain a holder of any amount of the company’s shares, please clearly explain this, and explain why you believe he would have participated in a transaction in this manner. Note that in a typical reverse acquisition, the public company issues newly issued shares to the private operating company’s shareholders, and the original shareholders of the public company keep their shares, which then constitute only a minority of the outstanding shares of the combined company.

Answer:
From an accounting point of view, there was no consideration given by the Company to Mr. Liu. In reality, we believe that the value of the shares held by Mr. Liu is increased to reflect the valuation of the operating company from the minimum value of the shell's shares after the reverse merger. The stock appreciation is the consideration for the surrendered shares by Mr. Liu.

Zhenxing LIU purchased 8,145,000 shares at approximately $0.007 per share when the Company was a shell, which totaled approximately $57,000. In the share exchange transaction, he surrendered 7,895,000 shares to the Company in order for the Company to acquire Inclusion. After the share exchange, Mr. LIU remained 250,000 shares. On November 30, 2012, at the closing of the acquisition of Jiangsu Xuefeng, the stockholder’s equity was $5,194,728 for the period ended August 31, 2012. Accordingly, the value of 250,000 shares held by Zhenxing LIU appreciated to approximately $124,673. Other than the stock appreciation, Mr. LIU did not receive any other consideration in connection with the share exchange transaction.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

2.	We note your response to comment 4 in our letter dated January 23, 2013, and appreciate the additional information you provided. Please also address the following:

•	Clarify whether all clients who pay an upgrading and improvement fee are required to enter into a license agreement to continue to use your patented technology;

Answer:
Our clients who pay an upgrading and improvement fee are not required to enter into a license agreement to continue to use our patented technology. If the client does not require the garbage process equipment to reach the level of our patented technology which can process 500 tons to 1,000 tons of garbage per day per equipment, then they do not need to enter the patent license agreement.

•	Clarify the specific nature of the services and/or equipment you provide during the term of the license agreement;

Answer:	During the term of the license agreement, if any fault occurs to the system or mechanical equipment of the clients, we will provide services such as consultation, guidance, training and repair.

•	Clarify how you determine the amount to be paid for the upgrading and improvement fee versus the amount to be paid under the license agreement; and

Answer:	The amount to be paid for the upgrading and improvement versus the amount to be paid under the license agreement is determined based on the following two aspects:

-	The amount is determined after mutual negotiation between us and clients; and

-
The amount shall fully reflect the mutual benefits of both parties: a) reflecting the value of Jiangsu Xuefeng’s patent and service; and b) reflecting the profit that the upgrading and improvement and technology licensing will bring to the clients.

•	More fully explain why you believe it is appropriate to immediately recognize the upgrading and improvement fee rather than amortizing it over the term of the license agreement.

Answer:
The improvement and upgrading service for the garbage processing equipment is a one-time service and the revenue is recognized upon the service completed whereas the patent leasing is another revenue stream. When the patent technology is applied in the garbage processing equipment during the improvement and upgrading process, the client shall pay the patent usage fee for the use of patent technology. The usage fee of the patent technology is recognized monthly.

 Please show us the disclosures you intend to include in your next Form 10-Q in response to this comment and to comment 4 in our letter dated January 23, 2013.

Answer:	We will replace the first paragraph of revenue recognition disclosure in financial statement ended November 30, 2012 and 2011 as follows:

Revenues are primarily derived from providing garbage recycling processing system improvement and upgrade services and leasing patent licensing to its customers. The Company’s revenue recognition policies comply with FASB ASC 605 “Revenue Recognition.”  The improvement and upgrading service is a one-time service which is independent of the patent licensing.  By the end of improvement and upgrading services, there is persuasive evidence of an arrangement exists since company has a signed contract with a customer; delivery has occurred and a customer has completed inspection and accepted the improvement and upgrading services then delivered; the fee is fixed and become due within 30 days upon the signing of the contract; and collectability is probable.  The fees for the improvement and upgrading services are not subject to refund, forfeiture or any other concession if patent licensing is not completed. Therefore, the Company recognizes improvement and upgrading services revenue once the performance testing is passed and the final evaluation report is provided by the customer. Patent licensing was limited to 5 years with payments due annually in advance and recognized as revenue monthly. The Company is responsible for repairing service when it is necessary. The out of pocket expense for the repairing service will be charged separately to the customer by the Company.

3.
We note your response to comment 5 in our letter dated January 23, 2013, including your statement that you “plan to have Jiangsu Xuefeng make payments to Baichuang Information to the extent necessary for that entity and its parent entities to pay their expenses”. However, it remains unclear to us what restrictions exist that may limit Jiangsu Xuefeng’s ability to make such payments. It is our understanding that the PRC government may impose controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Please expand your disclosure in future filings, including your next Form 10-Q, to quantify the impact of any cash transfer restrictions, to quantify any cash payments actually made by the PRC subsidiary to the U.S. holding company during each period presented, and to address the potential risks and consequences of any cash transfer restrictions. Refer to Section 501.13.b.1 of the Financial Reporting Codification regarding the disclosure implications of restrictions on accessibility to cash flows. Please show us the disclosures you intend to include in your next Form 10-Q.

Answer:	Please see clarification below and the disclosures we intend to include in our next Form 10-Q:

All of our business operations are carried out by Jiangsu Xuefeng, our variable interest entity in China.  In the future, in order for the U.S. parent corporation to pay dividends to our shareholders from the earnings obtained in China, we will have to transfer funds from Jiangsu Xuefeng to Baichuang Consulting, our Chinese subsidiary, and then to China Xuefeng Environmental Engineering, our U.S. parent corporation. Our ability to transfer funds from Baichuang Consulting to China Xuefeng Environmental Engineering Inc. will be limited by two factors as follows:

•
Statutory Reserves.  The Company Law of the PRC applicable to Chinese companies with foreign ownership provides that net income can be distributed as dividends only after: (i) cumulative prior years’ losses have been recouped; (ii) 10% of after tax income has been allocated to a statutory surplus reserve until the reserve amounts to 50% of the company’s registered capital; and (iii) allocations have been made to the discretionary surplus reserve, if such a reserve is approved at the meeting of the equity owners.

•
Currency Conversion.  The Chinese Yuan (Renminbi) is not freely convertible into US Dollars.  The State Administration of Foreign Exchange (“SAFE”) administers foreign exchange dealings and requires that they shall be conducted though designated financial institutions.  Foreign Invested Enterprises, such as Baichuang Consulting, may purchase foreign currency from designated financial institutions in connection with current account transactions, including profit repatriation.  However, the procedures required in order to effect such purchases can significantly delay a transfer of funds to the U.S.

These factors will limit the amount of funds that we can transfer from Baichuang Consulting to our U.S. parent company and may delay any such transfer, with resulting effect on the ability of the U.S. parent to pay dividends to its shareholders. It should be noted, moreover, that to date Jiangsu Xuefeng has not made any payment to Baichuang Consulting, despite the provisions of the VIE agreements that promise 95% of net profits to Baichuang Consulting.  The amount due from Jiangsu Xuefeng to Baichuang Consulting has been recorded on their inter-company accounts as a payable due to Baichuang Consulting; however no interest or penalty or other compensation is being accrued as a result of the failure of Jiangsu Xuefeng to make the payments due.  Rather, it is management’s plan for the foreseeable future that Jiangsu Xuefeng will make payments to Baichuang Consulting to the extent necessary for Baichuang Consulting to pay its ongoing expenses, and may also make payment to Baichuang Consulting to pay the expenses of our U.S. parent company if we find that procedure more convenient than borrowing dollars from related parties.  Jiangsu Xuefeng will retain all other income to fund the growth of Jiangsu Xuefeng.

If Baichuang Consulting obtained the revenue from Jiangsu Xuefeng, then Baichuang Consulting has to be subject to 5% business tax and 25% income tax.

Finally, it should be noted that, upon repatriation of earnings of Baichuang Consulting to the United States, those earnings may become subject to United States federal and state income taxes. We have not accrued any U.S. federal or state tax liability on the undistributed earnings of our foreign subsidiary because those funds are intended to be indefinitely reinvested in our international operations. Accordingly, taxes imposed upon repatriation of those earnings to the U.S. may reduce the net worth of the Company.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Xuefeng Environmental Engineering Inc.

By:	/s/ Li Yuan
Name:	Li Yuan
Title:	Chief Executive Officer